Commission file number: 0-18892

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For October / November 2004

MAYNE GROUP LIMITED

(Translation of Registrant’s Name into English)

Mayne Group House

21/390 St Kilda Road

Melbourne, Victoria 3004

Australia

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒ Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐ No ☒

(If “Yes is marked indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .)

Media Releases /ASX Announcements

Exhibit 1 – Mayne announces board appointments

Exhibit 2 – 2004 AGM Chairman’s address to shareholders

Exhibit 3 – 2004 AGM Managing Director’s address to shareholders

Exhibit 4 – 2004 AGM results

Exhibit 5 – Mayne prices US$200 million 144A/Reg S issue

Exhibit 6 – First Generic approval & launch of paclitaxel in Spain

Media and ASX Release

26 October 2004

MAYNE ANNOUNCES BOARD APPOINTMENTS

Mayne Group Limited (ASX:MAY) today announced the appointment of Mr David Knott and Dr John Sime as non-executive directors of the Company.

Mr Knott has more than 30 years of experience in law, financial services and public administration during which he has held a variety of CEO and other senior management positions. On 31 December 2003, he completed a three-year term as Chairman of the Australian Securities and Investments Commission. He previously held senior public management roles in prudential supervision and funds management including Chief Operating Officer of the Australian Prudential Regulatory Authority, Executive Director of the Australian Financial Institutions Commission and Managing Director of Commonwealth Funds Management Limited. He has extensive private sector experience gained in 13 years of legal practice (specialising in commercial and corporate law) followed by 10 years in investment banking.

Dr Sime holds a PhD in Biochemistry from the University of London and has held senior positions in academia and the pharmaceutical industry. He is currently Adjunct Professor at Swinburne University of Technology and was previously Director of Research Support and Development at the Imperial College of Science Technology and Medicine in London. Dr Sime was Chief Executive Officer of the Bioindustry Association (UK) and has more than 25 years experience at SmithKline Beecham Pharmaceuticals (now GlaxoSmithKline plc) having held a number of senior positions including Managing Director of the Australasian business and Global Senior Vice President and Director, Strategic Marketing.

In 2003, Mayne’s Board of Directors introduced a guideline that recommends a nine-year tenure for non-executive directors. The Company has been working since that time to identify and appoint directors to replace those that have served for nine years or more.

As announced by Mayne on 3 August 2004, Dr Ian Blackburne joined the Board on 1 September 2004. Professor Judith Sloan, who has served nine years, will retire at the conclusion of Mayne’s Annual General Meeting on 9 November 2004. Mr Peter Mason and Mr Peter Barnett, who have served for 12 years and nine years respectively, will retire in February 2005 following an appropriate transition period for Dr Sime and Mr Knott.

Mayne’s Chairman Mr Peter Willcox thanked Professor Sloan, Mr Barnett and Mr Mason for their valuable contributions to Mayne. He also said he was delighted with the new appointments and welcomed Dr Sime and Mr Knott to the Board.

“I am very pleased with the outcome of our director transition process. We have been working for a number of months to secure experienced and high calibre directors to take the place of those that have contributed significantly to Mayne’s progress in recent years,” Mr Willcox said.

“Mayne has undergone a significant restructuring in the last 18 months to focus on those segments of healthcare that we believe will provide attractive returns to shareholders,” he said.

“We have established leading positions in our chosen segments in Australia, Europe and North America and we are determined to continue to deliver real value to our shareholders. The addition of David Knott and John Sime to our Board will strengthen our ability to grow our businesses and pursue carefully selected opportunities.”

David Knott said he was enthusiastic about joining the Board at a time when Mayne was focused on growing its domestic healthcare and international specialty pharmaceuticals businesses.

“Mayne is a company with a revitalized sense of direction, a sound balance sheet, specialty business strengths and a Board and management committed to growing sustainable shareholder value. Improved performance over the past 12 months reflects these factors and promises well for the future. I am looking forward with confidence to Mayne’s further progress and success,” Mr Knott said.

Dr John Sime said he was looking forward to working with the senior management team to continue driving Mayne’s growth strategy forward.

“Significant steps have been made to refocus Mayne on higher return segments in the healthcare sector and it is our job to ensure that those changes translate into real returns for shareholders. The ageing population around the world, higher penetration of generic pharmaceuticals and increased use of diagnostic testing to prevent invasive surgery means Mayne is well positioned to benefit from the growth trend in healthcare in coming years,” Dr Sime said.

Since Mr Knott’s and Dr Sime’s appointments were determined following the issue of Mayne’s 2004 Notice of Meeting, the appointments will be effective on 10 November, and they will stand for election at the 2005 Annual General Meeting.

Mayne Group Limited is listed on the Australian Stock Exchange and has businesses in international specialty pharmaceuticals (the manufacture of injectable and oral pharmaceuticals for distribution to more than 50 countries), diagnostic services (pathology, diagnostic imaging and medical centres), pharmacy, and health-related consumer products.

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Media and investor enquiries

Larry Hamson

Ph: 03 9868 0380

Mb: 0407 335 907

Mayne Group Limited

UBS Australasian Healthcare Conference

Mr Stuart James

Group Managing Director and Chief Executive Officer

27 October 2004

Agenda

Business overview

Mayne Pharma

Other business unit updates

Immediate priorities

Outlook

Business overview

Healthcare positioning

Mayne Group Limited

ASX listed: $2.6 billion market capitalisation

12,000 employees

Pharmaceuticals

Mayne Pharma:

Research, development manufacture and sale of injectable specialty pharmaceuticals for distribution to more than 50 countries

Consumer:

Australian market leader in nutraceuticals

Diagnostic Services

Pathology:

#2 Australian market position

Imaging:

#2 position nationally

Medical Centres:

Australia wide network providing a strong referral base

Pharmacy

Wholesale Distribution:

Leading wholesaler of ethical and over-the-counter products to Australian retail pharmacists

Retail Development:

Leading national brands and membership programs

FY04 Sales: $650m FY04 Sales: $803m FY04 Sales: $2,068m

FY04 EBITA: $113m FY04 EBITA: $96m FY04 EBITA: $38m

Mayne has reshaped itself

Portfolio pre-divestments*

Hospitals 23%

Pharma 30%

Consumer 3%

Diagnostics 23%

Pharmacy 13%

Logistics 8%

EBITA Contribution

Portfolio post-divestments**

Pharmacy 16%

Pharma 39%

Consumer 6%

Diagnostics 39%

* Based on FY03 EBITA (Logistics EBITA to Dec 2002 annualised)

** Based on FY04 continuing business EBITA

Mayne’s business portfolio

Focussed on high growth and return sectors in health

Portfolio benefits

– Diversification – risk reduction

– Capital allocation – strong cash flow from Diagnostic Services and Pharmacy support Pharma growth

Strong returns – each business is positioned to deliver returns that build shareholder value

FY04 highlights

NPAT (before significant items) up 80%

Strong continuing EBIT growth 16.8% to $156.5 million

Continuing NPAT (before significant items) up 70.2% to $81.0 million

Net operating cash flows up 46.6% to $273 million

Cash EPS* up 36.3% to 25.0 cents

Completion of corporate reshaping program

– Finalised sale of hospitals

– Successful on and off market buy-backs

Successful bolt-on of strategic pharma acquisitions

Focused now on continued operational improvement in each business

* Reported EPS before significant items and intangibles amortisation

Strength of underlying business

Revenue*

$AU millions

4,000 3,500 3,000 2,500 2,000 1,500 1,000 500 0

3514.1 3187.4 2300.3

FY02 (1) FY03 FY04

EBITA*

$AU millions

250

200

150

100

500

234.7 207.6 152.7

FY02 (1) FY03 FY04

(1) Includes FH Faulding & Co Limited results from 1 October 2001

* Continuing business i.e. excludes Logistics (divested February 2003) and Hospitals (divested November 2003)

Operating cash flow growth

($m)

500 400 300

200 100 0

349 85 FY01

447 180 FY02

Sold Logistics Feb 2003

390

186 FY03

Sold Hospitals Dec 2003

350

273

FY04

EBITDA Net Operating Cash Flow (A$m)

Strong balance sheet

As at 30 June 2002 2003 2004

Net debt 195 373 454

Equity 3,618 2,988 2,521

Gearing* 5.1% 11.1% 15.3%

Target gearing ratio of 20-30%

Substantial flexibility remains

* Net debt/(Net debt + equity)

Mayne Pharma

Mayne Pharma snapshot

History Mayne acquired Faulding in 2001 Faulding/DBL has more than 150 years experience in pharmaceuticals

Financials FY04 sales FY04 EBITA margin $501 million (5 year CAGR: 22%) 19.6% (5 year CAGR: 25%)

People Employees 1,900

Places Geographic presence Direct: 20 countries, 5 continents Indirect distribution: 30 countries

Products Approved products Americas EMEA Asia Pac 40+ 60+ 115+

Facilities Manufacturing facilities Mulgrave, Australia (cytotoxic)

Aguadilla, Puerto Rico Boulder, USA (API processing) Wasserburg, Germany

Generics growth outperforming branded

Total 8%

20%

USA 10%

20%

Canada 10%

17%

UK 8%

38%

Germany 5%

13%

France 6%

35%

Italy 4%

24%

Spain* 11%

26%

Japan 2% 3%

% growth generics % growth branded

* Retail only

Source: IMS Health: MIDAS, MAT March 2004

A global business

Wasserburg, Germany Manufacturing facility

Boulder, USA Manufacturing facility (API processing)

Aguadilla, Puerto Rico Manufacturing facility

Direct presence

Distribution arrangements

Mulgrave, Australia Manufacturing facility (cytotoxic capabilities)

Melbourne, Australia Head Office

Mayne has a unique global footprint in generic injectable pharmaceuticals

Pharma: well positioned

mayne

EMEA Emerging Leader* *41% revenue*	Asia Pacific Regional Leader *34% revenue*	Americas Growing Presence *25% revenue*
• **Market leader in generic injectables in continental Europe and UK** • **#1 generic injectable oncology in UK & France** • **#2 generic injectable oncology in Germany & Italy** • Only pan European generic injectable sales force • 505 employees • World class FDA approved manufacturing in Wasserburg, Germany	• **Clear market leader in generic injectable pharma in Australia** • Established positions in Thailand, Malaysia, Korea, Singapore, Taiwan, Hong Kong and China • 1,089 employees • 100 R&D and support staff • Large FDA approved manufacturing facility (Mulgrave) with strong cytotoxic capabilities	• **Emerging US business** • **#2 generic hospital player in Canada** • Pamidronate, paclitaxel and MVI beachhead • Strong pipeline • 341 employees • FDA approved manufacturing facilities in Puerto Rico and Colorado (active ingredient processing)

Mayne has leading market positions around the world

Source: IMS data adjusted for discounts & Mayne data. *Ranking excludes Spain, Portugal, Ireland, Greece.

15

Global generic coverage

5 of our top 10 generic molecules registered across all three regions

Global platforms driving significant synergies and competitive market positions

Paclitaxel

Paclitaxel trifecta completed in 1H04, through Paxene® deal Vertically integrated with surety of supply and cost control

Pamidronate

1st to market in many countries, with significant sales success Global development with innovative solution formulation

Carboplatin

Developed and sold by Mayne since 1990

Recent US launch completed global roll out for this key molecule

Leucovorin

Developed and sold by Mayne since 1985 US acquisition completes global coverage

Methotrexate

Developed and sold by Mayne since 1985 Still an important combination therapy product

Paxene® is a registered trademark of Ivax Research Inc, used under license

An established track record of growth

Revenue: CAGR 22%

700 600

500 400 300 200

100 0

650.0 460.2 501.1 426.3 352.7 223.3

FY00(1) FY01(1) FY02(2) FY03 FY04 FY05(3)

Notes (financial year ending 30 June)

(1) Based on FH Faulding & Co Limited (Faulding) financial statements

(2) Based on Faulding management accounts for three months to September 2001, plus Mayne financial statements for nine months to 30 June 2002 (3) Based on FY05 guidance provided to the market

An established track record of growth

EBITA: CAGR 25%

140 120 100 80 60 40 20 0

130

21.0%

19.6% 110 17.9% 18.3% 16.8%

96.8 98.1 78.0 59.3 40.0

FY00(1) FY01(1) FY02(2) FY03 FY04 FY05(3)

EBITA margin range: 17-20%

EBITA EBITA margin

Notes (financial year ending 30 June)

(1) Based on FH Faulding & Co Limited (Faulding) financial statements

(2) Based on Faulding management accounts for three months to September 2001, plus Mayne financial statements for nine months to 30 June 2002 (3) Based on FY05 guidance provided to the market

Global growth strategy

Specialty Pharmaceuticals Focus:

Proprietary, Branded Generics, Commodity Generics

INTERNAL GEOGRAPHIC ACQUISITION DEVELOPMENT EXPANSION & IN-LICENSING

GLOBAL MANUFACTURING CAPABILITIES TO ENSURE COMPETITIVE PRODUCT

COSTS AND SURETY OF SUPPLY

Building our business

Increasing specialisation

Established

Proprietary

Branded Emerging

Niche product products Biogenerics generics specialisation (ICEs) Evaluating

Vertical Generic integration/ Local “Complex” oncology market manufacture generics supply leadership chain

Injectable

Anti Anaesthesia/ Therapeutic Oncology vitamins infectives Pain class coverage (US)

Geographic Asia Middle

Australia Europe Americas Expansion Pacific East

Significant pipeline growth

Robust pipeline that has been significantly strengthened over the last two years

Country launches and current Local Market Value* (LMV) at launch

2500

2000

1500 LMV -USDm 1000 500

0

101

53

34

FY04 (A) FY05 FY06*

120 100 80 60 40 20 0

Country Launches

LMV # of launches

Source: IMS, Mayne Pharma

*Local market value: the US Dollar value for the existing innovator market

Key products

Product Market Launch Date LMV ($US m)

Carboplatin US Oct 04 780

Irinotecan Global FY04 – 09 750

Ondansetron Global FY06 – 07 685

Propofol US FY06* 540

Epirubicin Global FY05 – 07 250

Fluconazole mini-bag Global FY04 – 06 300

Desferrioxamine Global FY04 – 07 65

Source: IMS, Mayne Pharma

* Depends on successful outcome of paragraph IV filing

Geographic expansion

Mayne Pharma has a proven geographic expansion strategy

– Leverages Mayne’s global footprint in sales and marketing

– Very successful but disciplined expansion into continental Europe in last 3-4 years is a prime example

Mayne is continuing to roll-out this strategy in other regions/countries

– US

– Europe, especially the EU accession countries

– Asia

Acquisitions / in-licensing

Mayne’s internal development is supported by acquisition and in-licensing activities Unique global sales and distribution capabilities make Mayne an attractive partner

– Recent example is licensing of Paxene® from Ivax

Future acquisitions/in-licensing opportunities will fit with the Pharma growth strategy

– Focus on acute care, oncology and hospital products

– Increasing the specialty pharma focus

– Leverage synergies from existing businesses to broaden the pharma business

Acquisitions to meet Mayne’s strict financial criteria

Manufacturing strategy

Investment in manufacturing capacity when it is strategically and financially sensible Strategic investment in API to generate higher margins and greater surety of supply for strategically important products Deliver cost-effective, high-quality and value-adding processes Continue cost reduction and efficiency programs to deliver long-term competitive cost structures Leverage developed competencies across all sites to ensure maximum use of resources, capacity, systems and people Assess outsourcing opportunities to benefit from lower costs and/or more rapid access to market

Quality & compliance strategy

Global approach to Quality standards by utilisation of expert consultants at both Mulgrave and Aguadilla

- Proposed a process to further develop our quality systems to meet evolving requirements (TGA, FDA, EU)

- Processes have since been implemented

FDA audit of Aguadilla facility in FY04

- A number of Observations made

- Supported decision to upgrade aseptic facility to meet new standards

Recent pharmacovigilance audit in US head office by FDA

- Internal review had recently identified areas for improvement in US administrative procedures for Adverse Drug Event (ADE) reporting

- FDA subsequently confirmed administrative weaknesses in ADE administrative processes (staffing, timeliness of reporting, updating detailed operating procedures) and Mayne is working closely with FDA to address these Observations

- Two new hires have been made in the last month and resources being shared with EMEA

FDA audit of Mulgrave and Aguadilla expected in FY05

Mayne Pharma: growth engine

Global footprint with leading market positions around the world Strong track record with a substantial platform for growth:

– Strong industry growth globally

– Geographic diversity across the business

– Deep in-house expertise

– Deep and broad pipeline

– People, facilities and expertise to deliver

– Increasing specialty pharma focus to

access specialised, higher margin niche products

Consumer: strong recovery

Mayne is the clear market leader in the combined grocery and pharmacy market with 25%* market share

Nature’s OwnTM: Leading pharmacy brand, now available in grocery

Cenovis®: #1 in grocery

Bio-OrganicsTM: #1 in Glucosamine market

Golden Glow®: #1 direct mail brand

* Based on Aztec Information System data

Consumer: strong rebound

Revenue

(A$ m)

110 100 90 80 70 60 50 40 30 20 10 0

22.4

1.9 22.5

1.7

86.3

77.9 70.1 67.9

1H03 2H03 1H04 2H04

Discontinued business Continuing business

Continuing revenue increased 11.1% from 2H03 and 14.7% on 1H04 Market share gains Successfully launched Nature’s OwnTM into grocery

Consumer: earnings growth

(A$ m) EBITA

15 10 5 0 -5 -10

13.7%

7.0%

10.9 4.9 -1.1

-4.5 -1.0%

-4.8%

1H03 2H03 1H04 2H04

15% 10% 5% 0% -5% -10%

EBITA EBITA margin

Strong operating earnings due to:

– Sales growth

– Significant manufacturing efficiencies at the

Virginia manufacturing plant

– Nature’s OwnTM launch into grocery

Diagnostic Services positioning

Pathology Diagnostic Imaging Medical Centres

#2 Australian market position

Leading player in Qld, Vic & WA

#2 Australian market position

Australia wide network providing a strong referral base for pathology and imaging businesses

Investing in high modality technologies to attract doctors, increase margins and differentiate

74 laboratories 141 Imaging sites 49 medical centres

548 collection sites 14 MRIs

Australia’s second largest diagnostic imaging and pathology business

Strong industry dynamics, with government funded growth of approximately 5% for imaging and pathology

Pathology: continued

growth

Revenue

(A$ m)

250 200 150 100 50 0

1H03 2H03 1H04 2H04

235.5 249.9 218.7 171.1

Revenue growth of 14.2% pcp

Organic growth of 9.4%

QML and GPS performing ahead of

expectations

Pathology: margin improvement

(A$ m) EBITA

40 30 20 10 0

14.6% 13.4% 12.3% 11.7% 36.4 29.4 27.4 21.1

15% 10% 5% 0%

1H03 2H03 1H04 2H04

EBITA EBITA margin

Robust QML and GPS result Continued improvements in Laverty margins through hard grind and careful management EBITA margin increased on 2H03 despite higher functional cost allocation

Imaging

Revenue

140 120 100 80 60 40 20 0

139.7 136.6 109.1 90.1

1H03 2H03 1H04 2H04

Revenue growth of 25.2% pcp due to:

– Full period impact of acquisitions

– Strong average fee growth

– Lower underlying business demand

Underlying business growth of 5.0% pcp

June 1st fee increase

PCP: prior corresponding period *Source: HIC statistics

Imaging: disappointing earnings

(A$ m) EBITA

20 15 10 5 0

13.2%

11.5%

11.6%

8.4%

12.5 16.3 11.4 11.9

1H03 2H03 1H04 2H04

15% 10% 5% 0%

EBITA EBITA margin

Margin decline vs 2H03 due to:

– Low industry volumes and delayed fee increase until

June 2004

– Higher head office functional costs Management changes Increased site-level accountability

Imaging: improve earnings

Restore and improve performance Focus on higher modality examinations – invest in technology Employer of choice for imaging specialists Performance based remuneration

Strong cost and operational management to deliver improved performance

Pharmacy positioning

Wholesale Distribution

Leading wholesaler of ethical and over-the-counter products to Australian retail pharmacists

Hospital Distribution

National distribution of hospital products and pharmaceuticals to hospital pharmacies

Retail Development

Leading national brands (Terry White Chemists® and Chemmart®) and membership programs for retail pharmacists

Re-focused business committed to providing superior service at competitive prices Clear future for community pharmacy model in Australia Continued PBS growth will support Mayne Pharmacy growth

TERRY WHITE CHEMISTS

Chemmart

Pharmacy: solid performance

Revenue

1,200

1,000

800 600 (A$ m)

400 200 0

1,063.7

995.4 948.0 1,004.9

1H03 2H03 1H04 2H04

Revenue increased 6% over 2H03

Growth driven by pharmacy and hospital distribution Market share decreased due to uncertainty caused by the now cancelled trade sale process

Pharmacy: stabilised margins

(A$ m)

EBITA

25 20 15 10 5 0

2.15% 2.19%

1.84% 1.85%

21.4 20.8 19.5 18.6

1H03 2H03 1H04 2H04

4.0% 3.5% 3.0% 2.5% 2.0% 1.5% 1.0% 0.5% 0.0%

EBITA EBITA margin

Solid result given turbulence

Price competition remains intense Aggressive and opportunistic competitor activity during and following now cancelled trade sale process

Immediate priorities

Immediate priorities

Pharma

– Growth across geographies with enhanced (broader and deeper) product offering

– Maximise value from acquisitions

– Additional development activities under consideration:

Access to low cost R&D, manufacturing Geographic expansion Expand product base

Consumer

– Continue positive momentum

– Further penetration into grocery and pharmacy

Immediate priorities - continued

Pathology and Medical Centres

– Continue revenue, cost management and productivity improvements

– Continue referral rate improvement to our Pathology and Imaging businesses Imaging

– New management to drive improved performance

– Drive improvements in modality and margins Pharmacy

– Concentrate on core wholesaling and retail development services

– Deliver superior service at a competitive price

Outlook

Outlook

PHARMA

Pharma FY05 revenue growth – at least 30% Long-term pharma growth expectation

– Revenue growth – 15-20%

– EBITA margins – 17-20%

MAYNE GROUP

Mayne Group expected growth for FY05

– Full year EBIT growth of at least 10% against FY04 continuing business

Summary

Corporate repositioning is complete Strong EBIT growth achieved

Management focused on further operational improvement Mayne is positioned for growth in all its businesses due to:

– Strong sector growth

– Leading market positions

– Deep in-house expertise

Mayne Group Limited

UBS Australasian Healthcare Conference

Speech by Mayne’s Chairman, Mr Peter Willcox

At the Mayne Annual General Meeting

Tuesday 9 November 2004

Melbourne Concert Hall

Good morning ladies and gentlemen, and welcome to the Annual General Meeting of Mayne Group Limited for 2004.

I am Peter Willcox, Chairman, and, on behalf of my fellow directors, I thank you for taking the time to attend. I also welcome those who are observing via our webcast.

A copy of my address and also the Managing Director’s address and presentation slides will be posted on Mayne’s website today and has been lodged with the ASX to provide access for as many shareholders as possible.

I see we have a quorum, so I will now formally open this meeting of Mayne shareholders.

Our agenda for this morning is as follows. I will begin by reviewing events of the last year and talk about our continuing strategic direction. Stuart will then talk in more detail about Mayne’s operational performance in 2004 and discuss our financial outlook for the rest of this year.

Following that, and before proceeding with the formal business of the meeting, I’d like to cover several Board matters, which I think are of interest to you.

Let me first introduce the Board of Directors and the Company Secretary and I will ask them to stand as they are introduced.

On my right (which is to your left) is Stuart James, who has been the Group Managing Director and Chief Executive Officer for the last two years.

Seated next to Stuart is Carolyn Kay who has been a member of the Board since September 2001. Carolyn is Chairman of the Board’s Nomination Committee and is a member of its Occupational Health, Safety and Environment Committee.

Seated next to Carolyn is Rowan Russell who has been a member of the Board since August 2001. Rowan is Chairman of the Board’s Remuneration and Occupational Health, Safety and Environment Committees and is a member of its Nomination Committee.

Next to Rowan is Peter Mason. Peter has been a Director since 1992 and is a member of the Board’s Audit and Compliance Committee.

On my far left is Dr Ian Blackburne who was appointed a director in September this year and will be standing for election today.

Next to Ian is Professor Judith Sloan. Judith joined the Board in 1995 and is retiring at the end of this meeting. I would like to thank Judith for her valuable contributions to Mayne. Judith has been Chairman of the Trustee Board of Mayne’s superannuation fund and will continue in that role.

Seated next to Judith is Peter Barnett who has been a member of the Board since 1996. Peter is Chairman of the Board’s Audit and Compliance Committee and a member of its Remuneration Committee.

Also seated on stage, on my immediate left, is Karen Kee, who was appointed Company Secretary in July 2003, following my appointment as Chairman in January last year.

I also welcome members of the senior management team and representatives of the external auditors, KPMG, who are present at the meeting, including Mr Michael Andrew, KPMG’s Victorian Chairman and Mr Paul McDonald, the KPMG partner who has signed the Audit Report.

2004 was a defining year for Mayne in which we largely achieved what I said we were planning to achieve at last years AGM.

•	We completed our corporate repositioning by selling the hospitals business;

•	We integrated the acquisitions we made in diagnostic services and pharmaceuticals over the last 24 months;

•	We strengthened the management team;

•	We returned almost half a billion dollars of the proceeds from the logistics and hospitals divestments to shareholders through both on and off-market buy-backs; and

•	We made important strategic acquisitions primarily in our pharmaceuticals business to improve our ability to compete in that business in the future.

These changes were very important for Mayne and have laid a clear path for your company’s progress in the future.

As I said last year, our strategy is to focus on those businesses in healthcare that we believe will provide higher returns for shareholders.

Mayne now has three businesses – all in Healthcare and each holding a leading market position in their chosen segment. The three businesses are Pharmaceuticals, Diagnostic Services and Pharmacy.

In Pharmaceuticals, our specialty pharmaceuticals business has a unique global footprint particularly in generic, injectable drugs with leading market positions established in Australia, continental Europe, the United Kingdom and Canada.

Also in Australia, in our Australian-based vitamins and health supplements business, we are the market leader across the combined pharmacy and grocery channels holding approximately 25% market share. There will be some samples of our products available for you after the meeting.

Mayne operates Australia’s second largest Pathology and Diagnostic Imaging network employing some of the nation’s foremost pathologists and imaging specialists.

And Mayne Pharmacy is one of Australia’s leading wholesalers of prescription and over the counter products to retail pharmacies across Australia. We also provide retail services such as merchandising and store layout and manage the Terry White Chemist and Chemmart brands.

While Pharmacy is the largest contributor to revenues, our Pharmaceuticals business is the largest contributor to earnings.

Following the sale of logistics and hospitals, our business structure is simpler and more focused. It is easier for us to make sure that good businesses do not subsidise poor businesses and it is easier to see which businesses deserve investment.

This is best shown by comparing how much cash we actually retain out of our revenues.

This slide shows our sales revenue over the last four years – growing after the acquisition of Faulding and declining following our sale of Logistics and Hospitals.

By contrast, this slide superimposes the operating cash flows that we have retained out of those revenues. What this shows is that in spite of Mayne Group becoming smaller and more focused over this period, which meant reduced revenues, we were able to generate significantly more cash from our business operations in 2004 than we generated in the previous two years. Cash from our good businesses can no longer be swallowed up by poorer businesses, so that although our revenues are less, our businesses are now stronger and healthier and generate more cash.

Cash is a good measure of the quality of our earnings so not only are our earnings increasing from the continuing businesses, but the quality of these earnings is also improving. Our job is to continue this positive trend in the coming years.

And we believe the trends in healthcare worldwide provide us with the opportunity to do that.

In particular, the United Nations forecasts that there will be a 68% increase in the number of people over the age of 60 by 2020. In addition, the Commonwealth Government is forecasting that its spending on health, as a percentage of Australia’s Gross Domestic Product will double to 8.1% by 2041.

As a result, governments globally are looking at ways of reducing the cost burden of the aging population and the expected increase in public healthcare costs.

Growth of our diagnostic services businesses is supported by government policy because the tests we perform help earlier diagnoses, so that the need for costly, complex and dangerous invasive surgical procedures is reduced.

Governments globally are also increasingly supportive of the use of generic medicines because these offer users equivalent versions of branded pharmaceutical products at a significantly reduced price. As a result, global sales of generic pharmaceutical products are expected to grow by 12.5% annually to 20081.

So we are well positioned in our businesses to take advantage of these demographic trends and the resultant growth in the healthcare industry in the coming years.

Importantly, our portfolio is not reliant on one particular segment of the industry. We have businesses across several sectors and in a range of geographies and this provides diversification benefits that reduce the Group’s overall risk profile. The structure of our portfolio also allows us to reinvest the strong cash flows from our diagnostics and pharmacy distribution businesses into our major growth area – Mayne Pharmaceuticals.

All of these important strategic changes take time to be reflected in the financial numbers that we report, but importantly, in the 2004 year, revenues from our continuing operations increased by 10% and earnings from our continuing businesses increased 17% over the prior year, and we expect this improvement to continue in the coming years.

In a year characterised by significant organisational and strategic change, this is not an insignificant achievement and I would like to thank Mayne’s employees for their efforts during what was undoubtedly an uncertain period for many people.

It is the Board’s job to work to maximise the long-term value of your investment in the company through appreciation in the share price and through dividends. This shows the share price performance for the last two years.

Over this period, and particularly in the last year, your share price has started to reflect the markets appreciation of our strategy and Stuart and his team’s execution of it. Over the last six months our share price has increased by 40% from $3.16 on 9 May 2004 to $4.43 at yesterday’s close.

[1]	Datamonitor

In terms of dividends, excluding the special dividend declared in August 2003, our payout in 2004 increased by 10% to 11 cents per share. This reflects the strong improvement in operating cash flows for the company and the confidence your Board has in the future of Mayne. Currently, our policy is to payout approximately 40 to 50 percent of our cash net profit, which is net profit after tax before goodwill amortisation. The Board of course reviews this regularly to ensure it continues to be appropriate.

Now I will ask Stuart to review our operating performance last year and discuss the financial outlook in more detail.

***

Thank you Stuart

Now turning to Board matters, we have been working to develop the Board with the appropriate experience and skills to direct the strategic course we are now embarked on. We need directors with international experience; we need directors that understand the technical complexities of our business; and we need directors to help us with the financial and regulatory issues that we must manage.

As I reported to you last year, the Board introduced a nine-year service guideline for non-executive directors. The purpose of this guideline was to encourage continual renewal of the Board.

When you introduce this type of change, there needs to be a transition period, and we have been very fortunate that a number of our directors who have been with Mayne for nine years or more stayed on while we identified and recruited new directors.

I am specifically referring to Professor Judith Sloan who has served as a director for nine years and who will be retiring at the end of this meeting. I am also referring to Mr Peter Barnett and Mr Peter Mason who will be retiring in February 2005 following an appropriate transition period for our new directors. By that time, Peter Barnett and Peter Mason will have served as directors for 9 and 12 years respectively.

Together with Carolyn and Rowan, these directors are the ones who with Stuart have crafted the strategic direction we are now embarked on, and while doing so have also worked to create a new Board to direct what is essentially a new Company, and I thank them for the support they have given me.

Mayne is now moving forward on an exciting but challenging course; one that will bring with it rewards but also risks as we invest here and overseas. In recruiting new directors we have looked for people with broad but differing experiences to help us address those risks with confidence.

Dr Ian Blackburne joined the Board in September and will be standing for election today, and I will be saying more about him later.

Following this AGM David Knott and Dr John Sime will also be joining the Board. Since their appointments were determined following the issue of Mayne’s 2004 Notice of Meeting, we were unable to appoint them prior to the AGM, so they will join the Board tomorrow and stand for election at the 2005 AGM.

Mr Knott has more than 30 years experience in law, financial services and public administration during which he has held a variety of CEO and other senior management positions. On 31 December 2003, he completed a three-year term as Chairman of ASIC – the Australian Securities and Investment Commission. He previously held senior public management roles in prudential supervision and funds management including Chief Operating Officer of APRA - the Australian Prudential Regulatory Authority, Executive Director of the Australian Financial Institutions Commission and Managing Director of Commonwealth Funds Management Limited. He has extensive private sector experience gained in 13 years of legal practice (specialising in commercial and corporate law) followed by 10 years in investment banking.

Dr Sime has held senior positions in academia and the pharmaceutical industry. He is currently Adjunct Professor at Swinburne University of Technology in the School of Research and Graduate Studies and was previously Director of Research Support and Development at the Imperial College of Science Technology and Medicine in London. Dr Sime was Chief Executive Officer of the BioIndustry Association (UK) and has more than 25 years experience at SmithKline Beecham Pharmaceuticals (now GlaxoSmithKline plc) having held a number of senior positions including Managing Director of the Australasian business and Global Senior Vice President and Director of Strategic Marketing.

Following these appointments and the resignation of Sir Ross Buckland earlier in the year and the retirement of Judith Sloan at this AGM, and Peter Barnett and Peter Mason next year, the Board will be comprised of six non-executive directors and our executive director.

This is quite a small board and we will be seeking to add additional high-quality directors in the next year or two. To enable us to do so, we will need to increase the pool of directors’ fees available and an item to do that will be considered at this meeting.

Although relatively small, this Board is I believe, well qualified to address the issues we face.

Many of our challenges will lay overseas, and the Board will have strong international experience.

Carolyn Kay has worked in London and New York prior to returning to Australia.

Dr Ian Blackburne is the Chairman of CSR Limited and has extensive experience in business in the US and has lived and worked in the UK as well as Australia.

Stuart James, your Group Managing Director and Chief Executive has worked in many countries around the world, including Europe and Asia.

Mr Rowan Russell will shortly move to London to head Malleson’s UK business and will therefore become a UK-based director.

David Knott is well known internationally, particularly in Government and regulatory circles where he has held several international leadership positions.

And as your Chairman, I have worked in the United States, Europe, the Middle East and Australia.

Many of our challenges will also require technical, scientific or medical knowledge, and again we are fortunate in the composition of the Board.

Dr Ian Blackburne has a PhD in Chemistry and is Adjunct Professor at the University of Queensland in the schools of Molecular Sciences and Management.

Dr John Sime has a PhD in Biochemistry and has extensive experience in the international pharmaceutical industry.

I have a first degree in Physics and was previously a director of Faulding.

And of course, many of our challenges will require financial and legal acumen, and we will be well served with Carolyn, Rowan, and David on the board.

So in summary, Mayne has completed its restructuring to focus exclusively on healthcare in businesses which hold leading positions in their segments here and overseas. We have established a strong international management team, and are in the process of structuring a Board with the experience and skills to direct our future. Earnings from these continuing businesses increased 17% this year, dividends were increased by 10% and our share price is starting to reflect the value that is being created.

Thank you.

Ends

Speech by Mayne’s Group Managing Director and

Chief Executive Officer, Mr Stuart James

At the Annual General Meeting 2004

Tuesday 9 November 2004

Melbourne Concert Hall

The 2004 financial year was a defining period for Mayne; one in which we refined our direction for the Company and one in which we have begun to see the results of our hard work flowing through into our financial results.

In today’s presentation, I will provide more detail about Mayne’s operational performance in 2004, the major events in the first quarter of fiscal 2005, our immediate priorities, and finally the financial outlook for the rest of the year.

2004 Highlights

If we look at the highlights of 2004 first, we divested our Hospitals business and removed any uncertainty regarding Pharmacy when we withdrew the business from sale. The offers received from the parties interested in buying the business simply did not reflect its strong market position, track record of growth and opportunity to deliver solid cash flows.

We also returned almost half a billion dollars to shareholders through both the on and off-market share buy-backs. This reduced our shares outstanding by more than 18% and helped manage our capital more efficiently.

We successfully integrated the businesses acquired in fiscal 2003 and we made a number of strategic acquisitions in Mayne Pharma that have reduced the risk of this business and positioned it well for the future.

We bolstered management in each of our businesses with further talented and motivated people so that we have a solid foundation in place and a clear pathway with significant potential.

We also focused on delivering financial results and we are firmly on a path to realise our full potential. We experienced significant EBIT growth in the second half of the year. Net profit before significant items increased by 80 percent and earnings from our continuing businesses increased by 17 percent over 2003. This delivered an increase in cash earnings per share of 36% to 25 cents.

The strength in our underlying businesses is evidenced by the continued growth in revenue and earnings versus prior years. We experienced organic growth in each of our businesses in the second half of the year and our number one priority is delivering organic revenue and earnings growth in 2005 and beyond.

The organic growth we experienced in 2004 was supplemented by acquisitions in diagnostic services and pharmaceuticals and we will continue to look at selected acquisitions in these businesses that fit with our strategic plans and meet our financial criteria of being earnings accretive in the first full year of ownership and delivering a return on invested capital in excess of our weighted average cost of capital ideally in year one, but no later than year three.

In recent times Mayne has enjoyed a lightly geared balance sheet, and this continues to be the case, with gearing at 30 June standing at 15%. Whilst net debt has increased post the share buy-backs and completion of the bolt-on acquisitions in our specialty pharma business, there is still capacity to undertake further incremental acquisitions in the coming year. Our target gearing ratio is in the order of 20 to 30 percent.

I will now take you through the positioning and performance of our individual business units. The results were on the whole, very robust and each of our businesses is number one or two in their respective market segments and is positioned well for continued improvement.

Specialty pharmaceuticals

Starting with Mayne Pharma, this business has a unique global footprint in injectable speciality pharmaceuticals with leading market positions in many countries around the world.

We see three segments to this market: commodity generics; branded generics; and specialty proprietary products. Our focus is on injectable cancer drugs, however we are increasingly expanding into related therapeutic areas such as anti-infectives, pain management and most recently injectable multivitamins. Because these are injectable products, our customers tend to be hospitals.

We are the leader in generic injectable drugs in continental Europe and the UK, as well as in Australia. In Canada, we are the second largest company in our chosen market segment and in the United States, where we are taking measured steps to build our presence, we are the fourth largest player in generic, injectable cancer drugs.

In terms of sales and marketing, no competitor in generic injectable pharmaceuticals matches our global reach.

With the acquisition of our German manufacturing facility in May, each region now has their own manufacturing capabilities which will assist them manage demand and customer needs to a greater extent.

In summary, we have a unique global footprint and leading market positions which allows us to maximise the returns from each product we develop.

In 2004, Mayne Pharma reported another period of growth with sales revenues up 19.4% after adjusting for foreign exchange movements. This was despite there being no significant new product launches during the year.

Our earnings margins measured on an EBITA basis increased to 20.9% in the second half. We continued our geographic expansion strategy which broadened our base and increased our diversification in the region.

We took significant steps to bolster our position in key markets, with MVI®, paclitaxel and Wasserburger – albeit their contributions only started to contribute at the end of the financial year. Importantly, our critical mass in the United States is increasing which helps us compete more effectively in this market.

Looking forward, our new product pipeline will continue to be the key driver of our earnings and returns on invested capital in this business.

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In the last two years we have re-invested approximately 8-10% of our sales revenues into the business through research and development expenditure. We have invested over $40 million in research and development over each of the last three years and in this time we have become more efficient in our R&D processes.

This has led to a significant increase in the value of our pipeline which is reflected in the higher number and value of product launches in the next two years. In total, we have 64 molecules under development and in the next two years, we expect to receive more than 150 approvals to launch generic products in various countries and the current sales of the equivalent branded drugs is approximately $US3.7 billion.

In the first few months of fiscal 2005, we have launched fluconazole (an anti-fungal treatment) and carboplatin (a drug for treating advanced ovarian cancer) in the United States. These are two important drugs in our fiscal 2005 pipeline. We are also continuing the growth of Paxene®’s market share in major markets in Europe and are launching our own version of paclitaxel (a cancer drug used for treating breast, ovarian and lung cancer), Anzatax, into a number of the smaller countries as well as Spain. These are a few of the product launches that will help deliver strong growth in Pharma in 2005.

We have a three pronged growth strategy in Pharmaceuticals which is primarily based on internal development and geographic expansion activities. This is supplemented by acquisition and in-licensing.

As previously discussed, internal development is, and will continue to be, the most important focus for our business as this is what will create the greatest returns to shareholders.

We see international expansion as critical to generating the greatest value from each of the products we develop and bring to market and we have been very successful with our geographic expansion activities to date. The best example of this is Europe, where we have expanded our direct presence in the last three years to become the only company focused on generic, injectable drugs to have a sales force that covers all of the major markets.

We continue to look at acquisition and in-licensing opportunities. These are undertaken to support internal growth, build critical mass, and often can help reduce the volatility in earnings that occurs in the commodity generics area of the business.

Underpinning our growth strategy is our global manufacturing capabilities and our emphasis on achieving a low cost supply chain.

With the acquisition of Wasserburger, Mayne now has manufacturing capacity in each of our three operating regions. This provides:

•	a balance to optimise cost, quality and time to market;

•	higher capacity and increased flexibility in managing demand; and

•	increased capability, such as the experience our Wasserburg staff have in manufacturing biological drugs – an important opportunity for Mayne’s future.

We will continue to invest in manufacturing assets where it makes strategic and financial sense. However, this does not mean we will internally manufacture each of the products we develop and sell.

While we are working to reduce our internal cost structures, we will also look to countries like India, China or Eastern Europe to reduce costs and access markets more quickly. A good

3

example of this is the recent agreement we signed with an Indian based company called Intas. Intas will contract manufacture cytotoxic products in our pipeline and due to a more favourable patent environment in that country, we will be able to access overseas markets more quickly.

As a result, manufacturing continues to be a critical success factor in the injectable, acute-care market for pharmaceuticals.

Quality is another area that is critical to Mayne’s success and one that we take very seriously. We have worked very hard to improve our global quality and compliance processes and have a global head of quality and compliance based in the US that oversees these activities to help ensure we comply with current Good Manufacturing Practices (cGMP) in each location. Importantly, the stringent regulatory requirements we must meet both protect patients’ well-being and act as competitive barriers to entry, and we therefore support the FDA’s efforts to maintain very strict compliance.

We engaged external consultants to assist in further developing our quality systems and to help us stay ahead of the constantly evolving regulatory requirements in the industry. We also continue to make important investments in head count, staff management and systems.

In fiscal 2004, the FDA audited our Aguadilla facilities and identified a number of Observations. As you are aware we are investing more than $10 million in this facility in fiscal 2005 to upgrade its operations so that we can utilise the latest equipment and processes and have the capacity to meet the demand we see for our products.

We recently undertook a company pharmacovigilance review that identified areas for improvement in our administrative procedures for dealing with adverse drug events. Adverse drug events are situations where patients experience side effects or other complications following treatment with a particular drug.

These complications do not necessarily relate to the drugs we manufacture, they could relate to other manufacturers’ bio-equivalent products, but we are still bound to report these events.

The FDA also separately undertook an ADE audit in the normal course of business at our Americas head office in Paramus, New Jersey. The audit confirmed the areas where Mayne needs to improve its administrative processes for ADE reporting, such as increasing staff levels and improving the timeliness of reporting, and we are working closely with the FDA to make the necessary changes. It is important to realise that these observations do not relate to the quality of Mayne’s products, which continue to be at our normal high standards.

Consumer Products

Our Consumer Products business is once again the market leader in the Australian health supplements market with 25% market share in June 2004. This is a remarkable achievement considering the Pan Pharmaceutical recall occurred just over 12 months earlier. The Pan Pharmaceuticals recall was the world’s largest medical recall.

Our brands are very strong and all enjoy market leading positions.

• Nature’s Own	#2 pharmacy brand

• Cenovis	#1 grocery brand

• Bio-Organics	#1 Glucosamine brand

• Golden Glow	#1 direct mail brand

• Betadine	#1 pharmacy antiseptic

4

The complementary medicine market has shown resilience in the wake of the Pan recall, recovering faster than we expected. And with the restructuring that was completed before and at the time of Pan, the Consumer business is more focused and delivering stronger earnings that it did before the recall.

So the turnaround in Consumer Products is a very pleasing story. While our revenue from the continuing business decreased 7% during 2004, our earnings before interest, tax and amortisation more than doubled to $15.7 million.

We now manufacture almost 75% of the products we sell and manufacturing and packaging efficiencies have continued to improve.

The business has implemented innovative sales and marketing initiatives such as those using Sigrid Thornton and Dennis Lillee that have driven market share gains and supported the very successful launch of Nature’s Own into grocery as well as the rise of Bio-Organics Glucosamine as the leading glucosamine product in Australia.

Diagnostic Services

Mayne Diagnostic Services is comprised of three businesses: Pathology, Diagnostic Imaging and Medical Centres. We operate the second largest pathology network in Australia. We are the market leader in Queensland, Victoria and Western Australia and the second largest pathology company in New South Wales.

Our diagnostic imaging business is similarly the second largest in Australia. We operate over 130 imaging sites and 18 MRIs, representing approximately 15% of MRIs in Australia, and our national network of 49 medical centres provides strong referrals to pathology and increasingly to diagnostic imaging.

Pathology and diagnostic imaging in Australia are supported by the Federal Government, which allows government rebates for these services to increase by approximately 5% per annum. The diagnostic imaging agreement became effective July 2003 and in pathology a new agreement was recently signed that will support the industry’s growth until June 2009.

Pathology

In 2004, our Pathology business delivered growth of almost 25% due in large part to the full period contributions from our QML and Gippsland Pathology acquisitions that were undertaken in 2003. We also delivered strong organic revenue growth of more than 9% during the year.

The growth in revenue translated into significant EBITA growth despite higher functional cost allocations due to the loss of economies of scale when the hospitals and logistics businesses were sold.

The strongest performances in fiscal 2004 were driven by our Queensland, New South Wales and Victorian businesses and we are focused on continuing to deliver the highest quality service and maintaining tight cost management in 2005.

5

Diagnostic Imaging

In Diagnostic Imaging, total revenue increased 38 percent due largely to the full period impact of the QDI acquisition as well as average fee growth during the period. Despite low industry growth, we only received a fee increase at the end of the financial year.

We experienced weak earnings in the second half due to low growth in the industry and an inability to reduce our cost base to sufficiently offset this. Consistent with Pathology, we also allocated higher functional costs to Diagnostic Imaging as a result of the need to spread Mayne’s functional costs over a smaller number of businesses following the sale of logistics and hospitals.

We continue to invest in high modality (essentially higher complexity) equipment so that we retain and attract the best radiologists, benefit from the higher growth rates associated with these types of tests, and generate higher margins.

Pharmacy

Moving to Mayne Pharmacy, the Australian pharmacy distribution market is equally divided between three main wholesalers: Mayne; API; and Sigma. Our leading national brands include Terry White and Chemmart.

As I previously mentioned, our Pharmacy business is no longer on the market. The Board of Mayne concluded that the value to shareholders from retaining the business and continuing to operate it was considerably greater than any of the offers received.

Our decision to retain the business was further supported by the Federal Government’s renewed support for the community pharmacy model in Australia.

We are fully committed to this business and improving its operating performance. A number of initiatives are underway to re-focus Pharmacy on its core business of providing deliveries in-full and on-time at competitive prices. In doing this and managing our working capital more efficiently, we expect Pharmacy’s return on invested capital to exceed its weighted average cost of capital in approximately 12 to 18 months.

Despite the disruption of the sale process, Pharmacy posted a solid result in 2004. Revenue increased 6.4% over the prior year despite an intensely competitive pricing environment and high levels of out of stocks from suppliers impacting earnings.

Earnings (EBITA) margins declined over the prior period but importantly they stabilised in the second half at approximately 1.85%.

We think our strategy of focussing on superior service at a competitive price and further developing our leading retail brands of Terry White and Chemmart augurs well for this business’ future.

Trading update

Now turning to recent developments in each of our businesses in the few months.

In Pharma, we launched fluconazole in July and carboplatin in October in the US market. Fluconazole has performed well having met our sales expectations in its first few months on the market. It is too early to tell with carboplatin as the product was only launched approximately

6

four weeks ago, and based on results so far we expect sales of Paxene® to be in-line with our business case for the full year.

I am also pleased to advise that Mayne is the Victorian Exporter of the Year and the Victorian Large Advanced Manufacturer of the Year.

In Consumer Products, the industry continues to grow and is now larger than it was prior to the Pan recall. Our sales and marketing initiatives using Sigrid Thornton and Dennis Lillee continue to resonate with customers so that this business is solidly on track.

In Pathology and Medical Centres, the Commonwealth Government recently renewed its agreement with the industry that allows for 5% growth per annum. In addition, the government’s recent announcements regarding Medicare rebates will assist our Medical Centres business. I am also pleased to advise that our Belmont Clinic in Geelong won the prestigious Victorian Medical Practice of the Year award from the Royal Australian College of General Practitioners.

In Diagnostic Imaging, the Federal Government approved a three percent fee increase effective 1 November on all examinations excluding MRI and obstetrics and gynaecological ultrasound. This will help offset the low volumes being experienced in this business. We are also awaiting the allocation decision for the 23 new MRI licences across Australia.

And in Pharmacy, the focus on our core distribution business continues. We divested our oral generic distribution business to Apotex, the original supplier of the drugs and we recently announced the sale of Healthlinks.net, a medical information service for consumers and pharmacists to the Pharmacy Guild. The industry remains very competitive and we are determined to achieve our goal of delivering superior service at a competitive price to pharmacists across Australia.

Immediate priorities

In terms of immediate priorities, while we have seen initial improvements in the business in 2004, we see significant potential for further gains and are we are determined to realise them.

In our Pharma business unit we will:

•	Continue our growth strategy through internal development, geographic expansion and acquisition/in-licensing;

•	Continue to drive performance from our recent acquisitions to maximise returns; and

•	Consider additional development activities that make sense.

In particular, we are focusing our efforts on achieving low cost research development and supply through partnering or aligning ourselves with companies in India, China or Eastern Europe.

You may hear more about these initiatives over the next few months.

We will continue to encourage the positive momentum in the Consumer Products business with initiatives designed to increase our market share in grocery and pharmacy. We will also continue management focus on improving margins and productivity.

7

In Pathology and Medical Centres, we will continue to drive performance improvements that increase our earnings and support our strong positions in these businesses.

Management will pay significant additional attention to Imaging in the current period. We are focusing on improving margins through concentration on the higher value modalities and ensuring costs are managed tightly.

Pharmacy is an extremely strong business and we will be using its core strengths to rebuild it into the clear leading player in the industry.

Outlook

With the performance of our businesses in-line with our expectations in the first quarter of the year, we are reiterating the guidance that we provided a few months ago. We expect to deliver a 10% increase in earnings before interest and tax in 2005 when compared to our 2004 continuing business result.

We are also reiterating the guidance we provided for the Mayne Pharma business. We expect sales revenue for this business to increase by at least 30% in fiscal 2005 with earnings (EBITA) margins within our long-term range of approximately 17-20%. Furthermore, we expect growth in this business to be approximately 15-20% per year over the long term.

Summary

So in summary, our corporate repositioning is complete and we have a clear path forward for each of our businesses. With strong growth in EBIT achieved, our number one priority is continuing this improvement in 2005.

Our businesses have leading positions in each of their segments and when combined with the strong sector growth and our deep expertise, we believe the future for Mayne is bright.

Ends

8

9 November 2004

Company Announcements Office

Australian Stock Exchange

Level 4

20 Bridge Street

Sydney NSW 2000

Dear Sir

2004 AGM Results

In accordance with Listing Rule 3.12.2, we confirm that each of the resolutions put to the Annual General Meeting of the Company held on Tuesday, 9 November 2004 was passed. The resolutions related to the following:-

•	Election of Dr ID Blackburne;

•	Re-election of Ms SCH Kay;

•	Director’s remuneration; and

•	Modification of constitution.

We enclose a copy of the amended constitution of Mayne Group Limited.

Also attached is the information required by Section 251AA of the Corporations Act 2001, to be notified by the Company to the Australian Stock Exchange in respect of the resolutions above.

Yours faithfully
Mayne Group Limited

/s/ KAREN KEE
Karen Kee
Company Secretary

Encl.

ASX and Media Release

17 November 2004

Mayne Prices US$200 million 144A / Reg S issue

Mayne Group Limited (Mayne) today announced that it has successfully priced a US$200 million offering of 5.875% Senior Notes due 2011. The 7-year offering was priced at a spread of 170 basis points over seven year mid-swaps or a re-offer yield of 5.994%.

The securities were issued by Mayne, and are fully and unconditionally guaranteed by certain subsidiaries of Mayne. The issue is rated Ba1 by Moody’s and BB by Standard & Poor’s. Further details of the offering are in the attached summary.

The net proceeds of the notes are expected to be used to repay existing unsecured indebtedness and for general corporate purposes.

The note offering is a further step in Mayne’s capital management program that is designed to support Mayne’s current and future capital needs as well as maintaining a strong and efficient balance sheet.

This announcement does not constitute an offer of securities for sale in Australia, the United States, or any other jurisdiction. Any securities described in this announcement have not been registered under the U.S. Securities Act of 1933 (the “Securities Act”) and may not be offered or sold in the United States or to U.S. persons unless the securities are registered under the Securities Act or an exemption from the registration requirements of the Securities Act is available.

Mayne Group Limited is listed on the Australian Stock Exchange and has businesses in international specialty pharmaceuticals (the manufacture of injectable and oral pharmaceuticals for distribution to more than 50 countries), diagnostic services (pathology, diagnostic imaging and medical centres), pharmacy, and health-related consumer products.

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Media and investor enquiries

Larry Hamson

Ph: 03 9868 0380

Mb: 0407 335 907

Mayne Group

Summary of Senior Notes Offering

Issuer	Mayne Group Limited (“the Company”)

Notes Offered	US$200 million

Maturity Date	December 1, 2011

Coupon	5.875% per annum

Ranking of Notes	Senior unsecured obligations of Mayne Group Limited

Subsidiary Guarantees	Material subsidiaries to provide guarantees in relation to all amounts payable under the notes

Listing	Singapore Exchange Securities Trading Limited

Use of Proceeds	The net proceeds are expected to be used to reduce existing unsecured indebtedness and for general corporate purposes

Certain Covenants

The notes contain typical covenants for a comparable issue, including financial covenants relating to leverage and interest coverage

If the notes are assigned an investment grade rating by either of Moody’s or Standard & Poors and the rating assigned by the other rating agency is no lower than one gradation below investment grade, many of these covenants will be suspended

This announcement does not constitute an offer of securities for sale in Australia, the United States, or any other jurisdiction. Any securities described in this announcement have not been registered under the U.S. Securities Act of 1933 (the “Securities Act”) and may not be offered or sold in the United States unless the securities are registered under the Securities Act or an exemption from the registration requirements of the Securities Act is available.

Media Release

22 November 2004

MAYNE PARTY TO FIRST GENERIC APPROVAL AND

LAUNCH OF PACLITAXEL IN SPAIN

Mayne Group Limited (ASX:MAY) announced today that its Spanish partner, Laboratorios Farmacéuticos ROVI SA (ROVI), has commenced sales and distribution of Mayne’s injectable paclitaxel product. This is the first Spanish approval and launch of a generic paclitaxel for injection.

Mayne’s Group Managing Director and Chief Executive Officer, Mr Stuart James said that ROVI’s well-established national sales and marketing team and local market knowledge, combined with Mayne’s fully integrated supply chain and global experience with paclitaxel, would help the two companies achieve a strong position in this major European market.

“With today’s launch of paclitaxel in Spain and Mayne’s partnership with IVAX for Paxene®, Mayne now markets paclitaxel in twelve European countries representing more than 90% of the EU paclitaxel market by value,” Mr James said.

“The Spanish launch of paclitaxel is further evidence of Mayne’s ability to deliver first-to-market alternatives for important hospital products as we continue to strengthen our leadership position in the European generic injectable market,” he said.

Paclitaxel is widely used for the treatment of breast, ovarian and non-small cell lung cancer. According to IMS in the 12 months to June 2004, Bristol Myers Squibb, the innovator of the branded drug Taxol®, recorded sales in Spain of US$93 million, and Spain is the second largest European paclitaxel market behind France based on consumption.

Mayne first established a relationship with ROVI in 2003 as the marketing partner for pamidronate, an injectable drug used for hypercalcemia. ROVI’s recent launch of Mayne’s irinotecan and now paclitaxel means that three of Mayne’s key oncology products were first to market in Spain and leverage ROVI’s experienced and established hospital pharmaceutical sales force.

Mayne Group Limited is listed on the Australian Stock Exchange and has businesses in international specialty pharmaceuticals (the manufacture of injectable and oral pharmaceuticals for distribution to more than 50 countries), diagnostic services (pathology, diagnostic imaging and medical centres), pharmacy, and health-related consumer products.

Laboratorios Farmacéuticos ROVI SA (ROVI) is a leading Spanish pharmaceutical company devoted to the research, manufacturing and selling of pharmaceutical products. In 2003, ROVI was awarded the Principe Felipe Prize for corporate excellence in the category of technological innovation, highlighting the enormous therapeutic interest of ROVI’s proprietary compound Bemiparin (second generation Low Molecular Weight Heparin). ROVI also has direct presence in Portugal and through distributors in many other countries.

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Investor enquiries

Caroline Ingham

Ph: +61 3 9868 0894

Mb: +61 3 419 526 355

Media enquiries

Sarah Wise

Ph: +61 3 9868 0880

Mb: +61 3 423 026 116

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MAYNE GROUP LIMITED

By:	/s/ KAREN KEE
Name:	Karen Kee
Title:	Company Secretary

Date: 9 December 2004